Contact

www.linkedin.com/in/basarbasaran (LinkedIn)

Top Skills

Market Analysis
Competitive Analysis
Market Research

Languages

English (Full Professional)
French (Elementary)

Certifications

ASU GSV Virtual Summit 2020
Certificate in Public Management and Social Innovation

Basar Basaran

Co-founder at Kunduz | Stanford MBA & Masters in Ed. | YC Alum | ex-McKinsey
United States

Experience

Kunduz
Co-Founder
March 2016 - Present (7 years 3 months)
San Francisco, CA

Kunduz provides instant solution to students' test prep questions on their phone. Kunduz aims to democratize test prep across the world by offering personalized support 10x faster, 10x cheaper.

Doğan Holding
Business Specialist in Education, Entertainment & Retail Group
August 2014 - December 2015 (1 year 5 months)
Istanbul, Turkey

McKinsey & Company
Business Analyst
September 2012 - August 2014 (2 years)

Danone Waters
Marketing Intern
June 2011 - January 2012 (8 months)

Part-time role as Assistant Brand Manager of Akmina Mineral Water

Vodafone
Young Talent
July 2010 - September 2010 (3 months)

Summer internship at Youth Marketing

Philip Morris International
Sales Support Intern
January 2010 - March 2010 (3 months)

Auburn University
Research Assistant
2009 - 2009 (less than a year)

Samuel Ginn College of Engineering

Education

Stanford University Graduate School of Business

Master of Business Administration (MBA) · (2016 - 2018)

Stanford University Graduate School of Education

M.A in Education · (2016 - 2018)

Y Combinator

Summer 2018 Batch · (2018 - 2018)

Boğaziçi Üniversitesi

BSc, Industrial Engineering · (2007 - 2012)

ENSTA ParisTech - École Nationale Supérieure de Techniques Avancées

Study abroad, Manufacturing Systems · (2010 - 2011)